UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

MUTUAL OF AMERICA VARIABLE INSURANCE

PORTFOLIOS, INC.

(Exact Name of Registrant as Specified in Charter)

320 Park Avenue New York, New York 10022

(Address of Principal Business Office)

Registrant’s Telephone Number, including Area Code: (212) 224-1600

James J. Roth, Chairman, President & CEO

Mutual of America Investment Corporation

320 Park Avenue

New York, New York 10022-6839

(Name and Address of Agent for Service of Process)

Copy to:

Scott H. Rothstein

Executive Vice President, Deputy General Counsel and Corporate Secretary

Mutual of America Investment Corporation

320 Park Avenue

New York, New York 10022-6839

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A

☒Yes    ☐No

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, the State of New York, on the 13th day of June, 2019.

By:

MUTUAL OF AMERICA VARIABLE INSURANCE PORTFOLIOS, INC.

/s/ James J. Roth
President

Attest:

/s/ Scott H. Rothstein
Secretary